Exhibit 2.8

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Maudore Minerals Ltd. (“Maudore” or the “Company”)

2000, rue Peel, Suite 620,

Montréal, Québec,

Canada H3A 2W5

Item 2.	Date of Material Change

April 12, 2013

Item 3.	News Release

A news release announcing the material change referred to in this report was issued on April 12, 2013 through Canada Newswire and a copy was filed on SEDAR.

Item 4.	Summary of Material Change

On April 12, 2013, Maudore announced that it had completed the first tranche (the “First Tranche”) of its brokered private placement of units (the “Units”) on a “best efforts” basis (the “Private Placement”) pursuant to an agency agreement dated April 12, 2013 between Maudore and a syndicate of agents led by GMP Securities L.P. and including Clarus Securities Inc. and Mirabaud Securities LLP (collectively, the “Agents”). Each Unit is comprised of one common share of Maudore and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share for a period of 24 months from April 12, 2013 at a purchase price of $1.13. Pursuant to the First Tranche of the Private Placement, Maudore issued an aggregate of 17,039,835 Units at an issue price of $0.91 per Unit for gross proceeds of approximately $15.5 million. As of the closing of the First Tranche, the Company had 47,241,522 common shares issued and outstanding.

Item 5.	Full Description of Material Change

Item 5.1	Full Description of Material Change

Maudore has completed the First Tranche of the Private Placement pursuant to an agency agreement dated April 12, 2013 between Maudore and the Agents. Each Unit is comprised of one common share of Maudore and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share for a period of 24 months from April 12, 2013 at a purchase price of $1.13 (the “Warrant”). Pursuant to the First Tranche of the Private Placement, Maudore issued an aggregate of 17,039,835 Units at an issue price of $0.91 per Unit (the “Offering Price”) for gross proceeds of approximately $15.5 million. As of the closing of the First Tranche, the Company had 47,241,522 common shares issued and outstanding.

Maudore intends to close subsequent tranches of the Private Placement on the same terms as above on or before May 23, 2013 for total gross proceeds, together with the First Tranche, of up to $25 million (the “Subsequent Tranches”), all in accordance with TSX Venture Exchange (“TSXV”) requirements.

Certain related parties to Maudore (the “Related Parties”), including the following, purchased Units in the First Tranche of the Private Placement:

•	City Securities Limited, a corporation owned by Mr. Seager Rex Harbour, a shareholder of Maudore who controls or directs more than 10% of the total issued and outstanding common shares of Maudore, has purchased 4,484,957 Units. City Securities Limited is restricted from exercising any of its Warrants to the extent such exercise would result in it (together with any person acting jointly or in concert with it) holding more than 20% of the issued and outstanding common shares of Maudore (on a non-diluted basis);

•	Monemvasia Pty Ltd., a corporation controlled by Kevin Tomlinson, the Chairman and CEO of Maudore, has purchased 1,140,448 Units; and

•	Certain other officers and directors, namely George Fowlie, Deputy Chairman, Ingrid Martin, Chief Financial Officer, Anne Slivitzky, Interim COO, Robert Pevenstein, Director, Raynald Vezina, Director and Keith Harris, Director have purchased, in the aggregate, approximately 159,500 Units.

The securities issued to the Related Parties in the First Tranche of the Private Placement constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 (“MI 61-101”), which is incorporated into TSXV Policy 5.9. In its consideration and approval of the First Tranche of the Private Placement, the board of directors of Maudore determined that such First Tranche to the Related Parties is exempt from the formal valuation and minority approval requirements of MI 61-101 on the basis that the fair market value of the First Tranche to the Related Parties does not exceed 25% of the market capitalization of Maudore, in accordance with sections 5.5 and 5.7 of MI 61-101.

The Agents have been granted an option exercisable up to 48 hours prior to the closing date of the Private Placement to arrange for the purchase of up to an additional 15% of the total number of Units at a price equal to the Offering Price, representing 4,120,879 Units (the “Agents’ Option”). In consideration of the services rendered by the Agents in connection with the Private Placement, the Agents will receive from Maudore a cash fee equal to 6.0% of the gross proceeds of the Private Placement, excluding any purchases under the president’s list for which the Agents will receive a cash fee equal to 2.0%. The Agents shall also receive compensation options entitling them to subscribe for 6.0% of the total number of Units sold under the Private Placement, excluding Units sold under the president’s list at an exercise price equal to the Offering Price, exercisable for a period of 24 months following the applicable closing date. In connection with the closing of the First Tranche, the Agents have received 127,840 compensation options representing 6.0% of the Units sold under the First Tranche exercisable for a period of 24 months following the closing date of the First Tranche. The Warrants issuable upon the exercise of these compensation options will be exercisable for a period of 24 months following the closing date of the First Tranche.

The net proceeds of the Private Placement shall be used to explore, develop and expand existing projects and operations, to fund corporate activities with respect to growth initiatives, and for other general and corporate purposes.

All of the securities of Maudore issued under the Private Placement are subject to a hold period which will expire on August 13, 2013 in accordance with applicable Canadian securities laws.

Item 5.2	Disclosure for Restructuring Transaction

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The name and business number of the executive officer of Maudore who is knowledgeable of the material change and this report is:

Julie Godard, Corporate Secretary at: (819) 797-9336.

Item 9.	Date of Report

April 22, 2013